767 Fifth Avenue
New York, NY 10153-0119
+1 212 310 8000 tel
+1 212 310 8007 fax

December 22, 2023

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Corporation Finance

Office of Energy & Transportation
100 F Street NE
Washington, D.C. 20549

Attention:	Anuja A. Majmudar

Irene Barberena-Meissner

Mark Wojciechowski

Gus Rodriguez

Re:	AltC Acquisition Corp. Amendment No. 1 to the Registration Statement on Form S-4 Filed November 13, 2023 File No. 333-274722

Ladies and Gentlemen:

On behalf of our client, AltC Acquisition Corp. (“AltC” or the “Company”), we are responding to the comment letter (“Comment Letter”) of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), dated December 4, 2023, relating to Amendment No. 1 to the Registration Statement on Form S-4 (File No. 333-274722) filed with the Commission on November 13, 2023, by AltC (together with the exhibits and annexes thereto, the “Registration Statement”). In connection with these responses, AltC is filing, electronically via EDGAR to the Commission, Amendment No. 2 to the Registration Statement on Form S-4 (“Amendment No. 2”) on the date of this response letter. In addition to addressing the comments raised by the Staff in the Comment Letter, Amendment No. 2 includes updates to certain other disclosures and clarifications to the information contained therein.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the response to such comment. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Amendment No. 2. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in the Amendment No. 2.

Amendment No. 1 filed November 13, 2023

Summary of the Proxy Statement/Prospectus/Consent Solicitation Statement, page 31

1.	Comment: We note your revised disclosure to prior comment 4. Please revise to also provide the name and date of the International Energy Agency report.

Securities and Exchange Commission December 22, 2023 Page 2

Response: The Company respectfully acknowledges the Staff’s comment and has provided clarifying language to pages 12, 30 and 242 of Amendment No. 2.

Risk Factors

Risks Related to AltC and the Business Combination

There are risks to unaffiliated investors by taking Oklo public through a merger rather than through an underwritten offering., page 112

2.	Comment: We note your response to our prior comment 10 and re-issue it in part. Please revise your risk factor to clarify that while Citigroup Global Markets Inc., in its capacity as capital markets advisor to the Company, has conducted certain due diligence in connection with the transaction, they are not subject to the same standard as an underwriter that would have potential liability for any material misstatements or omissions in a registration statement. Please also revise your disclosure on page 171 to disclose that Citigroup conducted due diligence on the transaction in its role as capital markets advisors.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 114 and 174 of Amendment No. 2.

Background of the Transactions, page 166

3.	Comment: We note your revised disclosure in response to prior comment 14. Please expand to disclose the financial information applied and compared to determine the pre-money equity for Oklo, including the estimated trading multiples of the selected publicly traded companies that the proposed pre-money equity for Oklo and implied multiples derived therefrom were compared against. Also disclose the implied multiples of Oklo to which the multiples of the selected publicly traded companies were compared.

Response: The Company respectfully acknowledges the Staff’s request and has revised its disclosure on pages 170-171 of Amendment No. 2, including to disclose that in order to support AltC’s preliminary pre-money equity value range for Oklo set forth in the October 24 Proposal, AltC considered (i) the value ascribed to nuclear technology companies in recent financing transactions and (ii) the publicly available financial information for selected publicly traded companies, including selected nuclear focused companies and selected renewable independent power producers. The revised disclosure also includes the estimated trading multiples derived for the selected publicly traded nuclear focused companies and renewable independent power producers as well as an indication of the implied enterprise value to EBITDA multiple for Oklo derived from AltC’s analysis. The revised disclosure states that AltC’s preliminary pre-money equity value for Oklo proposed in the October 24 Proposal was supported by this review.

Securities and Exchange Commission December 22, 2023 Page 3

Proposal No. 1 – The Business Combination Proposal

Background of the Transactions, page 166

4.	Comment: We note your response to our prior comment 13 and re-issue it in part. You state that prior to AltC's engagement with Oklo, no target evaluated was deemed to fit AltC's criteria. Please further describe the reasons you did not further consider pursuing any alternative targets.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 169 of Amendment No. 2.

Index to Consolidated Financial Statements, page F-1

5.	Comment: Please revise to provide financial statements of AltC and Oklo covering the quarter ended September 30, 2023 to comply with Rule 8-08 of Regulation S-X.

Please also update other financial information throughout the document, including but not limited to MD&A and the pro forma financial information, to also encompass the recently completed interim period.

Response: The Company respectfully advises the Staff that it has revised its Unaudited Consolidated Financial Statements beginning on page F-20 of Amendment No. 2. The Company has also revised the Unaudited Pro Forma Condensed Combined Financial Information beginning on page 278, and the Company and Oklo’s MD&A beginning on page 238 and 256, respectively, of Amendment No. 2.

General

6.	Comment: We note your response to our prior comment 19 indicating that you received formal notice from each of BofA Securities, Inc., Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC noting that such party is not involved with the business combination and waiving its right to its portion of the deferred underwriting fees. Please provide us with the formal notices relating to each party's resignation.

Response: The Company respectfully acknowledges the Staff’s comment. Concurrently with this filing, a supplemental letter has been delivered to the Staff under separate cover containing the requested formal notices on a supplemental basis pursuant to Rule 418(b) as promulgated under the Securities Act, for the use of the Staff in evaluating the Company’s disclosure and requests that the Staff destroy these supplemental materials upon completion of its review.

7.	Comment: Please describe what relationship existed between BofA Securities, Goldman Sachs and J.P. Morgan and AltC Acquisition Corp. after the close of the IPO, including any financial or merger-related advisory services conducted by each of these firms. For example, clarify whether the firms had any role in the identification or evaluation of business combination targets.

Response: The Company respectfully advises the Staff that following the close of the AltC IPO neither the Company nor Oklo formally engaged BofA Securities, Inc. (“BofA”) Goldman Sachs & Co. LLC (“Goldman Sachs”) or J.P. Morgan Securities LLC (“J.P. Morgan”) to serve as an advisor in any capacity relating to the business combination. None of BofA, Goldman Sachs or J.P. Morgan (i) identified or evaluated any companies that the Company considered as potential targets for a business combination, (ii) was involved in the preparation of any materials received by the AltC Board or the Oklo Board or the Company’s or Oklo’s management in connection with the business combination or (iii) produced any work product in relation to the business combination for which the Company relied on its expertise. In response to the Staff’s comment, the Company has added disclosure on pages 62-63 and 129-130 of Amendment No. 2.

Securities and Exchange Commission December 22, 2023 Page 4

8.	Comment: Tell us whether BofA Securities, Goldman Sachs or J.P. Morgan was involved in the preparation of any disclosure that is included in the Form S-4 registration statement, including any analysis underlying disclosure in the registration statement. If so, clarify their involvement, whether they have retracted any work product associated with the transaction, and the risk of such withdrawal and reliance on their expertise. Further, please clarify, if true, that each of the firms claim no role in the SPAC’s business combination transaction and has affirmatively disclaimed any responsibility for any of the disclosure in this registration statement.

Response: The Company respectfully advises the Staff that none of BofA, Goldman Sachs or J.P. Morgan was involved in the preparation of any disclosure that is included in the registration statement, including any analysis underlying such disclosure. The Company further notes that none of BofA, Goldman Sachs or J.P. Morgan has had a role in AltC’s business combination transaction and has disclaimed any responsibility for any of the disclosure in the registration statement. In response to the Staff’s comment, the Company has added disclosure on pages 62-63 and 129-130 of Amendment No. 2.

9.	Comment: Please tell us whether you are aware of any disagreements with BofA Securities, Goldman Sachs and J.P. Morgan regarding the disclosure in your registration statement. Further, please add risk factor disclosure that clarifies that these firms were to be compensated, in part, on a deferred basis for its underwriting services in connection with the SPAC IPO and such services have already been rendered, yet the firms are waiving such fees and disclaiming responsibility for the Form S-4 registration statement. Clarify the unusual nature of such a fee waiver and the impact of it on the evaluation of the business combination.

Response: In response to the Staff’s comment, the Company respectfully notes that there have been no disagreements with any of BofA, Goldman Sachs or J.P. Morgan regarding the disclosure in the registration statement, as none of BofA, Goldman Sachs or J.P. Morgan has had any involvement with the preparation of any disclosure in the registration statement. The Company has revised its disclosure on page 62-63 and has added a risk factor on page 129-130 of Amendment No. 2 in response to the Staff’s comment.

Securities and Exchange Commission December 22, 2023 Page 5

10.	Comment: Disclose whether BofA Securities, Goldman Sachs or J.P. Morgan provided you with any reasons for the fee waiver. If there was no dialogue and you did not seek out the reasons why these firms are waiving deferred fees, despite already completing their services, please indicate so in your registration statement. Further, revise the risk factor disclosure to explicitly clarify that the firms have performed all their obligations to obtain the fee and therefore is gratuitously waiving the right to be compensated.

Response: In response to the Staff’s comment, the Company respectfully notes that none of BofA, Goldman Sachs or J.P. Morgan provided any reasons for the fee waiver, and the Company has revised the disclosure on pages 24 and 62 of Amendment No. 2, to reflect this. The Company has also revised the risk factor disclosure on pages 129-130 of Amendment No. 2 to clarify that each of BofA, Goldman Sachs and J.P. Morgan performed all its obligations under the Underwriting Agreement for the AltC IPO to obtain its respective fee and is therefore gratuitously waiving the right to be compensated. The Company respectfully notes that none of BofA, Goldman Sachs or J.P. Morgan has performed any services for the Company after its IPO with respect to the business combination or any potential business combination.

[Remainder of page intentionally left blank.]

Securities and Exchange Commission December 22, 2023 Page 6

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at 212-310-8961 or by e-mail at matthew.gilroy@weil.com.

Sincerely yours,

/s/ Matthew Gilroy

cc:	Michael Klein, Chairman of the Board, AltC Acquisition Corp.

Sam Altman, Chief Executive Officer, AltC Acquisition Corp.

Jay Taragin, Chief Financial Officer, AltC Acquisition Corp.

Michael J. Aiello, Esq., Weil, Gotshal & Manges LLP

Barbra J. Broudy, Esq., Weil, Gotshal & Manges LLP

David Gammell, Esq., Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP